PHILLIP R. POLLOCK Email: prpollock@tobinlaw.com
Tobin & Tobin
A PROFESSIONAL CORPORATION
500 SANSOME STREET
EIGHTH FLOOR
SAN FRANCISCO, CALIFORNIA 94111-3214
FACSIMILE (415) 433-3883
(415) 433-1400

RICHARD TOBIN (1852-1887)
ROBERT TOBIN (1875-1889)
CYRIL R. TOBIN (1905-1977)

July 26, 2006
Susan C. Block, Esq.
Attorney-Advisor
Division of Corporation Finance
Securities and Exchange Commission
Washington, DC 20549

Re:	Sequoia Mortgage Funding Corporation/Sequoia Residential Funding, Inc.
Registration Statement on Form S-3
File No. 333-132123

Dear Ms. Block:
     On behalf of Sequoia Mortgage Funding Corporation and Sequoia Residential Funding, Inc. (the “Registrants” or the “Depositors”), we are filing pursuant to the Securities Act of 1933, as amended, with the Securities and Exchange Commission via EDGAR this supplemental response letter to our Response Letter dated June 12, 2006 in connection with the above-referenced Registration Statement on Form S-3.
     Set forth below is our supplemental response to Staff’s comment letter dated June 5, 2006. For your convenience, the response is preceded by a boldface recitation of the comment letter’s numbered paragraph.
Registration Statement on Form S-3
     General
     1.   (Prior Comment #2) We note your response to prior comment 2. Please confirm that the depositor or any issuing entity established, directly or indirectly, by the depositor or any affiliate of the depositor has timely filed required Exchange Act reports during the twelve months preceding the filing date of this registration statement.
     Response: We confirm that the Depositors and any issuing entity established, directly or indirectly, by the Depositors or any affiliate of the Depositors have timely filed required Exchange Act reports during the twelve (12) months preceding the filing date of this registration statement. The Depositors do not have any affiliate(s) that have offered a class of asset-backed securities involving the same asset class as this offering.

Tobin & Tobin
Susan C. Block, Esq.
July 26, 2006

     If you have any questions or would like further information, please do not hesitate to contact me at (415) 772-9679 or my colleagues, Eugene C. Payne III at (415) 772-9613 and Stacy K. Stecher at (415) 772-9642.

Very truly yours, TOBIN & TOBIN
/s/ Phillip R. Pollock

Phillip R. Pollock

PRP/pp

cc:	Daniel H. Morris, Esq.
Attorney-Advisor
Mr. Harold F. Zagunis
Redwood Trust, Inc.